Free Writing Prospectus filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement, dated April 14, 2020, to the Prospectus dated

August 14, 2017

Registration Statement No. 333-219941

DXC Technology Company

Final Term Sheet

April 14, 2020

This final term sheet supplements, and should be read in conjunction with, DXC Technology Company’s preliminary prospectus supplement dated April 14, 2020 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated August 14, 2017, and the documents incorporated by reference therein. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	DXC Technology Company

Title of Securities:	4.000% Notes due 2023 (the “2023 Notes”) 4.125% Notes due 2025 (the “2025 Notes”)

Principal Amount:	$500,000,000 of 2023 Notes $500,000,000 of 2025 Notes

Maturity Date:	April 15, 2023 for the 2023 Notes April 15, 2025 for the 2025 Notes

Coupon (Interest Rate):	4.000%, for the 2023 Notes 4.125%, for the 2025 Notes

Price to Public:	99.884% for the 2023 Notes 99.791% for the 2025 Notes

Underwriting Discount:	0.450% for the 2023 Notes 0.600% for the 2025 Notes

Price to Issuer:	99.434% for the 2023 Notes 99.191% for the 2025 Notes

Yield to Maturity:	4.042%, for the 2023 Notes 4.172%, for the 2025 Notes

Spread to Benchmark Treasury:	+375 basis points for the 2023 Notes +375 basis points for the 2025 Notes

Benchmark Treasury:	UST 0.250% due April 15, 2023 for the 2023 Notes UST 0.500% due March 31, 2025 for the 2025 Notes

Benchmark Treasury Price and Yield:	99-28;0.292% for the 2023 Notes 100-12 1⁄4;0.422% for the 2025 Notes

Interest Payment Dates:	Semi-annually on April 15 and October 15 of each year until maturity, commencing October 15, 2020

Day Count Convention:	30/360

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:

2023 Notes:

Redeemable, in whole or in part, at the Company’s option, at any time or from time to time at a redemption price equal to the greater of the following amounts, plus accrued and unpaid interest thereon to, but excluding, the date of redemption: (a) 100% of the principal amount of such 2023 Notes to be redeemed; and (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued and unpaid as of the date of redemption), discounted to the date of redemption on a semi-annual basis at the Treasury Rate plus 50 basis points.

2025 Notes:

Redeemable, in whole or in part, at the Company’s option, at any time or from time to time prior to March 15, 2025 (one month prior to the maturity date) (the “Par Call Date”) at a redemption price equal to the greater of the following amounts, plus accrued and unpaid interest thereon to, but excluding, the date of redemption: (a) 100% of the principal amount of such 2025 Notes to be redeemed; and (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon calculated as if the maturity date of the 2025 Notes was the Par Call Date, exclusive of interest accrued and unpaid as of the date of redemption, discounted to the date of redemption on a semi-annual basis at the Treasury Rate plus 50 basis points.

On or after the Par Call Date, the 2025 Notes will be redeemable, in whole or in part at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2025 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Use of Proceeds:	For working capital and general corporate purposes, including, but not limited to, the repayment of outstanding indebtedness.

Trade Date:	April 14, 2020

Settlement Date:	April 21, 2020 (T+5)*

Ratings:**	Baa2 (NEG) by Moody’s Investors Service, Inc. BBB (NEG) by S&P Global Ratings BBB+ (NEG) by Fitch Ratings, Inc.

CUSIP / ISIN:	23355L AJ5 / US23355LAJ52 for the 2023 Notes 23355L AK2 / US23355LAK26 for the 2025 Notes

Joint Bookrunners:	Bofa Securities, Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc. Lloyds Securities Inc. Mizuho Securities USA LLC

Senior Lead Managers:	Commerz Markets LLC J.P. Morgan Securities LLC NatWest Markets Securities Inc. PNC Capital Markets LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Lead Managers:	Danske Markets Inc. SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Capital One Securities, Inc.

Fifth Third Securities, Inc.

Goldman Sachs & Co. LLC

ING Financial Markets LLC

KBC Securities USA LLC

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

*Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein. Capitalized terms used, but not otherwise defined herein, have the meaning assigned to them in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the documents if you request them by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

This communication is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer to buy securities described herein can be accepted, and no part of the purchase price thereof can be received, unless the person making such investment decision has received and reviewed the information contained in the relevant offering memorandum in making their investment decisions. This communication is not intended to be a confirmation as required under Rule 10b-10 of the Securities Exchange Act of 1934, as amended. A formal confirmation will be delivered to you separately. This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

MiFID II professionals / ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (“KID”) has been prepared as the Notes are not available to retail investors in the EEA or the United Kingdom.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.